EXHIBIT 4b(iv)

                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                     GUARANTEED MINIMUM DEATH BENEFIT RIDER

This rider provides for an Optional Death Benefit which is coordinated with the Death Benefit provided for in the policy. The amount of the proceeds will be the greater of:

o The Death Benefit provided for under the Death Provisions section in the policy; or

o The Optional Death Benefit provided for in this rider.

Optional Death Benefit at Death of Annuitant

If any Annuitant dies while this rider is in effect and before income payments begin, the Designated Beneficiary may surrender the policy for the Optional Death Benefit. If this Optional Death Benefit is paid, the policy will terminate, and we will have no further obligation under this policy.

The Optional Death Benefit will be the greater of:

o  The Guaranteed Minimum Death Benefit; or

o The Account Value of the policy on the date we receive proof of the Annuitant's death or, if later, the date of your request.

Guaranteed Minimum Death Benefit. On the policy date, the Guaranteed Minimum Death Benefit is equal to the premium paid. At the end of each valuation period after such date, the Guaranteed Minimum Death Benefit is the lesser of:

o The total of all premiums received, multiplied by two, adjusted for any partial surrenders made prior to or during that valuation period; or

o The Guaranteed Minimum Death Benefit at the end of the preceding valuation period, increased as specified below, plus any additional premium payments during the current valuation period and adjusted for any partial surrenders made during the current valuation period.

The adjustment for partial surrenders is described on the policy data pages.

The amount of increase for the valuation period will be calculated by applying a factor to the Guaranteed Minimum Death Benefit at the end of the preceding valuation period. Until the anniversary on which the Annuitant attains age 80, the factor is determined for each valuation period at the annual rate specified on the policy data pages, except that with respect to amounts invested in certain Investment Subdivisions shown in the policy data pages, the increase factor will be calculated as the lesser of:

o The Net Investment Factor of the Investment Subdivision for the valuation period, minus one; or

o A factor for the valuation period equivalent to the annual rate specified on the policy data pages.

With respect to amounts invested in the Guarantee Account, if it applies, the increase factor for each such amount will be calculated as the lesser of:

 o A factor for the valuation period equivalent to the annual rate that applies to such amount; or

 o A factor for the valuation period equivalent to the annual rate specified on the policy data pages.

After the anniversary on which the Annuitant attains age 80, the factor will be zero.

Amounts payable under this rider are subject to the Distribution Rules provision in the policy.

The following paragraph is added to the Account Value Benefits section of the policy:

If the Guarantee Account applies and if the Account Value in the Separate Account is insufficient to cover the Annual Optional Death Benefit Charge, then the deduction will be made first from the Account Value in the Separate Account. The excess of the charges over the Account Value in the Separate Account will then be deducted from the Account Value in the Guarantee Account. Deductions from the Guarantee Account will be taken from the amounts which have been in the Guarantee Account for the longest period of time.

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 The following  provision is added to the Account Value Benefits  section of the policy:

Annual Optional Death Benefit Charge

There will be a charge made each year for expenses related to the Optional Death Benefit that is available under the terms of the rider. This charge is made in arrears at the beginning of each policy year after the first against the Account Value allocated to the Separate Account. The amount of this charge is shown on the policy data pages and is applied to the average Guaranteed Minimum Death Benefit during the previous year. We reserve the right to charge a prorata portion of the annual charge at surrender.

When this Rider is Effective

This rider is effective on the policy date, unless another date is shown on the policy data pages. The rider will remain in effect while this policy is in force and before income payments begin, or until the policy anniversary following the date of receipt of your request to terminate the rider. If we receive the request to terminate this rider within 30 days following a policy anniversary, we will terminate the rider as of that policy anniversary. If a Guaranteed Minimum Income Benefit Rider is in effect, a request to terminate either rider will be treated as a request to terminate both riders.

For The Life Insurance Company of Virginia,

                             /s/ Pamela S. Schutz
                             --------------------
                                    President